August 6, 2018

BY EDGAR

Caleb French

Office of Electronics and Machinery

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Registration Statement Filed on Form S-1
File No. 333-226609

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that the number of Preliminary Prospectuses dated August 6, 2018 that will be furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others on the date hereof will be approximately 1,000.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., Eastern time, on August 8, 2018 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

/s/ Eugene Sohn
Name: Eugene Sohn
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

/s/ John M. Traugott
Name: John M. Traugott
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]